Exhibit 97

ACCO BRANDS CORPORATION

RECOUPMENT OR FORFEITURE

OF INCENTIVE PAYMENTS POLICY

1. PURPOSE – The purpose of this policy is to establish the intent of the Board of Directors of ACCO Brands Corporation to seek reimbursement of any earnings from incentive-based compensation received by an Executive (i) following restatement of the Company’s financial statements, to the extent the incentive-based compensation would not have been received had the financial results been correctly stated; or (ii) to the extent the Executive engages in certain forms of improper conduct. This policy is intended to comply with the requirements of Section 303A.14 of the Listed Company Manual of the New York Stock Exchange (the “Exchange”) and SEC Rule 10D-1.

2. POLICY – The Board of Directors may, and, to the extent provided in Section 6, shall, in all appropriate circumstances and to the extent permitted by governing law, require reimbursement of any payment of incentive-based compensation to an Executive in either of the following circumstances:

(a) Restatement of financial results:

(i) The grant, earning, or vesting of the incentive-based compensation was predicated upon achieving certain financial accounting measures, and the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period; and

(ii) a lower payment would have been made to the Executive based upon the restated financial results.

The Board has determined that it is appropriate and consistent with principles of good corporate governance that Executives not be permitted to retain incentive-based compensation payments that were based upon incorrect financial results, regardless of whether the Executive was responsible for the original misstatement. Accordingly, and for the avoidance of doubt, such reimbursement may be required regardless of whether the Executive engaged in misconduct that caused or substantially caused the need for the material restatement. Nevertheless, and except as otherwise provided in Section 6, the Board may take into account the degree of the Executive’s culpability, as well as the hardship that would result from a reimbursement, in determining whether it is appropriate to waive the reimbursement requirement in whole or in part.

(b) The Executive has engaged in willful or intentional misconduct with respect to the performance of his or her duties to the Company, including, but not necessarily limited to:

(i) Conduct constituting “Cause” as defined in the ACCO Brands Corporation Executive Severance Plan, as in effect from time to time, including Cause determined to exist after the Executive’s employment has been terminated for other reasons; or

(ii) Misappropriation or misuse of corporate assets or opportunities, or confidential information, or breach of fiduciary duty owed to the Company; or

(iii) Breach of any restrictive covenants applicable to the Executive.

The determination of whether an Executive has engaged in willful or intentional misconduct shall be made by the Board in its good faith discretion, provided that it is intended that mere failure to perform an Executive’s duties shall not in itself constitute willful or intentional misconduct.

3. AMOUNT – The amount that an Executive may be required to repay shall be:

(a) In the case of a restatement of financial results as described in Section 2(a), the excess of the amount of incentive-based compensation actually received by the Executive over the amount that would have been paid had the financial results been correctly stated. To the extent that the amount of incentive-based compensation was based upon the price of the Company’s stock or total shareholder return, the excess amount of incentive-based compensation shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received, and the Executive may be required to repay a portion of the proceeds received from the sale of any stock received upon the exercise of an option or stock appreciation right or vesting of a grant of restricted stock, restricted stock units, or similar types of equity grants.

(b) In the case of willful or intentional misconduct as described in Section 2(b), an amount equal to the value of any incentive-based compensation payments received during the three-year period prior to the Executive’s termination of employment (or, if longer, the period during which the misconduct existed), or after the termination. Such reimbursement shall be in addition to any damages or equitable remedies which the Company might otherwise be entitled to receive by reason of the misconduct. In addition, any incentive awards outstanding at the time the misconduct is discovered are subject to forfeiture.

(c) The amount of any excess incentive-based compensation received by an Executive shall be determined without regard to any income or other tax paid by the Executive, but, except as otherwise provided in Section 6, the Board may take into account the tax effect of a payment in in determining whether it is appropriate to waive the reimbursement requirement in whole or in part.

(d) Except as otherwise provided by Section 6 or by applicable law, the Board shall have the right to waive or reduce an Executive’s repayment obligation based upon hardship, the Executive’s degree of culpability, or such other factors as the Board deems appropriate.

4. METHOD OF COLLECTION – The Company shall have the right to collect any reimbursement owed to it pursuant to this policy by offsetting such reimbursement against any amount owed by it, or any of its subsidiaries, to the Executive, including any form of compensation, bonus, incentive, severance pay, or expense reimbursement, to the maximum extent permitted by applicable law, and each Executive who accepts any form of incentive-based compensation shall be deemed to have consented to such offset to the maximum extent permitted by applicable law, or by instituting legal proceedings against the Executive. To the extent any outstanding equity grant or other payment of incentive-based compensation is subject to recovery pursuant to this policy, such grant (or the appropriate portion thereof) shall be cancelled and forfeited.

5. SCOPE – This policy applies to all persons who are or were “Executives” as defined below, either at the time the applicable incentive payment was received (or at such other time as specified in Section 6(b)), or at the time of engaging in the willful or intentional misconduct as described in Section 2(b), and applies to all incentive-based compensation awards including those granted prior to the effective date of any revision of this policy.

6. PROVISIONS APPLICABLE TO MANDATORY RECOVERIES –

(a) The provisions of this Section 6 shall apply to any recovery of any excess award of incentive-based compensation that is required by Section 303A.14 of the Exchanges Listed Company Manual and SEC Rule 10D-1 (a “Mandatory Recovery”). The provisions of this Section 6 shall be interpreted in accordance with the requirements of said Section 303A.14 and Rule 10D-1, which shall govern and control in the event of any discrepancy between the provisions of this Section 6 and such guidance.

(b) For purposes of this Section 6, a Mandatory Recovery shall mean the excess amount of incentive-based compensation resulting from a restatement as described in Section 2(a), received during any of the three completed fiscal years of the Company preceding the date of the restatement by a person who was an Executive as defined in Section 7(a)(i), provided that such person received such incentive-based compensation after beginning service as an Executive (as defined in Section 7(a)(i)) and was an Executive (as defined in Section 7(a)(i)) at any time during the performance period for such incentive-based compensation. For purposes of this Section 6(b),

(i) Incentive-based compensation shall be considered “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period; and

(ii) The date of a restatement shall be the first to occur of (A) The date the Board, a Committee of the Board, or the officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in Section 2(a), or (B) The date a court, regulator, or other legally authorized body directs the Company to prepare such a restatement.

(c) In the case of a Mandatory Recovery, the Company shall act with reasonable promptness to recover the full amount of the Mandatory Recovery, and shall use all lawful means to recover the Mandatory Recovery. For avoidance of doubt, the Board shall not have the discretion to waive or reduce the amount of the Mandatory Recovery, and the Mandatory Recovery shall be determined without regard to any tax imposed on the receipt of the Mandatory Recovery. The Company may only decide not to pursue full recovery of the Mandatory Recovery if either the Compensation Committee, or a majority of the independent members of the Board, determine that further action to recover the Mandatory Recovery would be impractical because:

(i) The direct expense paid to a third party to assist in enforcing the Mandatory Recovery would exceed the amount to be recovered (which determination shall be made only after the Company has made reasonable attempts to recover the Mandatory Recovery); or

(ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.

The Company shall not indemnify any Executive or former Executive against the liability to repay any Mandatory Recovery.

(d) The Company shall file all disclosures required by federal securities laws with respect to this Policy, and shall furnish to the Exchange all information required by Section 303A.14, including without limitation the manner by which the Company determined the effect of the restatement on the Company’s stock price or total shareholder return, and documentation of the attempts made to recover the full amount of the Mandatory Recovery before determining that further attempts would be impractical.

7. DEFINITIONS –

(a)
Executive – The term “Executive” means either (i) an executive officer for the purpose of the Securities Exchange Act of 1934, as amended (the “34 Act”), or (ii) any other employee who is subject to the Company’s stock ownership guidelines as adopted by the Compensation Committee from time to time. At a minimum an Executive as defined in Section 7(a)(i) would include the principal executive officer, president, principal financial officer, principal accounting officer (or controller if there is no principal accounting officer), any officer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the Company. Any employee who files reports with the Securities and Exchange Commission under Rule 16a-3 of the ‘34 Act would be deemed to be an “Executive” for purposes of Section 7(a)(i).
(b)
Incentive-based compensation- The term “incentive-based compensation ” includes all forms of compensation that is granted, earned, or vested (y) based wholly or in part upon the attainment of a financial accounting measure, including annual bonuses and long-term incentive plans, and/or (z) based wholly or in part upon the occurrence of specified events or the achievement of specified individual or corporate performance goals, in each case whether paid in the form of cash or equity, including awards granted prior to the date of revision of this policy.

The following shall not be considered incentive-based compensation for purposes of a Mandatory Recovery under Section 6, but may be considered incentive-based compensation for purposes of Section 2, subject to the Board’s authority to determine the appropriate amount of reimbursement and to waive all or a portion of the reimbursement in appropriate circumstances:

(i) Restricted stock, restricted stock units, stock options, stock appreciation rights, or similar equity awards if neither the grant nor vesting of the award is based upon the attainment of a financial accounting measure, notwithstanding the fact that the value of the stock may be affected by a restatement.

(ii) Discretionary and subjective bonuses (other than bonuses paid from a pool the amount of which is determined by the achievement of financial accounting measures), or bonuses or incentives based upon the achievement of continued employment, or achievement of strategic, operational, or personal objectives.

(c)
Financial accounting measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

Adopted: February 23, 2011

Revised: October 2, 2023